May 10, 2017

VIA EDGAR
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549-7010

Re:    Babcock & Wilcox Enterprises, Inc.
SEC Comment Letter dated April 28, 2017
Form 10-K for the year ended December 31, 2016
Filed February 28, 2017
File No. 1-36876

Dear Ms. Rocha:

This letter is Babcock & Wilcox Enterprises, Inc.'s ("B&W" or the "Company") response to the Staff's April 28, 2017 comment letter based on the Staff's review of the Company's Annual Report on Form 10-K for the year ended December 31, 2016 ("Annual Report"). For your convenience, each of the Staff's comments has been reprinted below in bold italics, followed by our responses.

Form 10-K for the Year Ended December 31, 2016

Management’s Discussion and Analysis - Restructuring, page 38

1.     We note that you incurred significant restructuring charges during each of the three years ended December 31, 2016. In this regard, please expand your disclosures to quantify the anticipated future cost savings of your restructuring activities at the consolidated and reportable segment levels along with the timing of the future cost savings. With respect to prior year restructuring activities, please disclose if the anticipated cost savings were realized. If actual savings have not been achieved as expected or are achieved in periods other than as expected, please disclose the reasons and estimated effects on your operating results and liquidity. Refer to SAB Topic 5:P.4.

Response: We acknowledge the Staff's comment and are providing the following supplemental information with respect to our restructuring activities.

As disclosed in our Annual Report, we anticipated declines in the demand for our products and services in the coal-fired power generation market, and initiated restructuring activities to reduce fixed costs and make our operating costs more variable to adapt to changing sales volumes while maintaining margins. While primarily applicable to our Power segment, these actions also benefit the Renewable and Industrial segments to a lesser degree. We made our manufacturing cost more volume-variable through the closure of manufacturing facilities and development of manufacturing arrangements with third parties. We made our cost of engineering and supply chain more variable by creating a matrix organization capable of delivering products across multiple segments, and developing more volume-variable outsourcing arrangements with our joint venture partners and other third parties to meet fluctuating demand. This new matrix organization and operating model required different competencies and, in some cases, changes in leadership. As demonstrated in our segment gross margin percentages, notwithstanding the recent challenges in our Renewable segment, we have been successful in achieving the primary objective of maintaining margins. Quantification of cost savings, however, is significantly dependent upon volume assumptions that have changed since the restructuring actions were initiated. For example, in some cases, higher volume would dilute the savings of subletting manufacturing, and in other cases the contract manufacturer's costs are lower and higher volume increases the savings; but in both cases, the arrangement is beneficial because it allows us to be a more flexible organization. As a result, our restructuring activities have been successful in helping us maintain our gross margin percentage, primarily in our Power segment. Because a targeted dollar savings was not the focus of our restructuring programs, and we expected demand for our individual products and services to change at an uneven rate, we believe quantifying an estimate of the actual or forecasted dollar savings of our restructuring programs could potentially be misleading to the users of our financial statements. We have enhanced our disclosure regarding our restructuring activities in management's discussion and analysis in our quarterly report on Form 10-Q for the three-month period ended March 31, 2017 (the “First Quarter 10-Q”).

Liquidity and Capital Resources, page 40

2.     Please expand your disclosures to better address how you determined that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months in light of the following:

•
Your cash and cash equivalents decreased from $365.2 million at December 31, 2015 to $95.9 million at December 31, 2016 and correspondingly your working capital decreased from $416.8 million at December 31, 2015 to $160 million at December 31, 2016;

•
Approximately 98% of your unrestricted cash and cash equivalents is held outside of the United States and is generally not available to fund your United States operations unless the funds are repatriated which could have tax implications;

•	Your net cash generated from operating activities decreased significantly from $170.4 million during the year ended December 31, 2015 to $2.3 million during the year ended December 31, 2016;

•	You had $228.8 million available borrowing capacity under your credit agreement at December 31, 2016 compared to $373 million at December 31, 2015; and

•	In your discussion of liquidity in the Form 8-K filed on February 28, 2017, you note that you expect to use a significant amount of cash during 2017.
Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: We acknowledge the Staff's comment and are providing the following supplemental information.

We determined that our sources of liquidity at December 31, 2016 were sufficient to meet our cash requirements for the twelve months following the date we filed the Annual Report based on our operating forecast, backlog, cash on-hand, borrowing capacity, planned capital investments and our ability to manage future discretionary cash outflows.

As disclosed in our Annual Report, operating cash flows were positive for the year ended December 31, 2016 and net investing and financing cash outflows for the year were primarily discretionary, such as the $144.8 million acquisition of SPIG S.p.A., the $26.3 million investment in a joint venture to allow it to repay its high interest rate debt and the $78.4 million repurchase of shares of our common stock. The significant cash balance and borrowing capacity at December 31, 2015 provided the flexibility for these discretionary, non-operating cash uses in 2016. Operating cash flows can be significantly affected by milestone payments from our customers in advance of incurring the contract expenses. Generally, we try to structure contract milestones to mirror our expected cash outflows over the course of executing the contract. As shown in the statement of cash flows, our 2015 operating cash flow significantly benefited from an increase in the advanced bill positions due to the timing of these milestone payments. As disclosed in the Annual Report, our net advanced bill positions declined somewhat during 2016, and we expect it to decline further in 2017, particularly as we fund the expected higher costs of the European renewable energy contracts.

Also as disclosed in our Annual Report, we expect the primary uses of our cash during 2017 will be the completion of the European renewable energy contracts and the acquisition of Universal Acoustic & Emission Technologies, Inc. that closed early in the first quarter of 2017. Completion of the European renewable energy contracts primarily consumes cash held outside of the United States, but may also require additional funding from U.S. sources. Our U.S. credit facility allows for nearly immediate borrowing of available capacity to fund cash requirements in the normal course of business, meaning that the minimum U.S. cash on hand is maintained to minimize borrowing costs. We believe that the cash and cash equivalents, cash flows from operations and our borrowing capacity is sufficient to meet our liquidity needs for at least twelve months from the filing date of our Annual Report.

In preparing our liquidity and capital resource disclosures included in management's discussion and analysis in our Annual Report and the First Quarter 10-Q, we referred to Item 303(a)(1) and (2) of Regulation S-K and will continue to do so with respect to our disclosures in future filings.

3.     We note that you amended your credit agreement in February 2017 to among other things provide relief from various financial covenants. In this regard, please disclose the actual ratios/amounts as of each reporting date for any material debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response: We acknowledge the Staff's comment and are providing the following supplemental information.

Our U.S. credit facility (the "Credit Facility") has two material financial covenants -- an interest coverage ratio and a leverage ratio. The interest coverage ratio is computed by dividing Interest Expense by earnings before interest, taxes, depreciation, amortization and other adjustments ("Credit Facility EBITDA"). The leverage ratio is computed by dividing Financial Covenant Debt by Credit Facility EBITDA. Interest Expense, Credit Facility EBITDA and Financial Covenant Debt are each defined in the Credit Facility. We believe the most important measure to users of our financial statements is our borrowing capacity, as defined in our Credit Facility, which is a function of these ratios. We disclosed our borrowing capacity at December 31, 2016 in both management's discussion and analysis and Note 19 to our consolidated and combined financial statements included in our Annual Report.

As described in the Annual Report, on February 24, 2017, we amended the Credit Facility to, among other things, provide flexibility by amending the definition of EBITDA to exclude certain losses under Renewable segment contracts. The Credit Facility, as amended, requires the interest coverage ratio to be greater than 4.00 and the leverage ratio to be less than 3.50 during 2017 and less than 3.00 in the periods that follow 2017. Giving effect to the amendment of the Credit Facility, at December 31, 2016, our interest coverage ratio was 13.43 and our leverage ratio was 0.53. Given the significant amount by which we satisfied our material financial covenants at December 31, 2016, we determined it was unnecessary to disclose the actual covenant ratios in our Annual Report.  However, beginning with our First Quarter 10-Q, we have disclosed in the Notes to our condensed consolidated financial statements and in management's discussion and analysis the actual interest coverage ratio and leverage ratio associated with our Credit Facility as of March 31, 2017. In future filings, we will disclose the actual ratios/amounts of financial covenants associated with the Credit Facility, to the extent material.

Contracts and Revenue Recognition, page 44

4.     You expect changes in estimates related to all of your renewable energy projects to negatively affect your 2017 results of operations by $27.9 million. Please help us better understand the nature of these expected changes and correspondingly why the impact of these expected changes in estimates would not already be reflected in your current results pursuant to ASC 605-35.

Response: We acknowledge the Staff's comment and are providing the following supplemental information.

As part of disclosing the changes in trends of future earnings, we disclosed that we expected  the fourth quarter changes in estimates of all of the renewable contracts to negatively affect our 2017 earnings by $27.9 million, which represented the change in our 2017 forecast from the third quarter 2016. This change in forecast is driven by two components: lost profit from the loss contracts and reduced profit from other affected contracts that remained profitable.

As disclosed in our Annual Report, our Renewable segment had four uncompleted loss contracts at December 31, 2016 that were accounted for under the percentage-of-completion ("POC") basis of U.S. GAAP. In our consolidated statement of operations for the year ended December 31, 2016, we recognized the full estimated contract losses for these four contracts that resulted from the changes in our estimated revenues and costs at completion during the period, and our consolidated balance sheet reflects accrued liabilities for these estimated future contract losses. As a result of the fourth quarter 2016 changes in estimate on these four loss contracts, our expected 2017 gross profit decreased by $14.2 million.

Separately, the Renewable segment had other uncompleted POC contracts that were not in a loss position at December 31, 2016, but also reflected significant changes in estimates in the fourth quarter as disclosed in Note 6 to our consolidated and combined financial statements in our Annual Report. Unlike the loss contracts, reduced profitability from these changes in estimates in these contracts is not fully recognized as of December 31, 2016 because they remain profitable; instead they are recognized in proportion to the POC of each contract. As a result of the fourth quarter 2016 changes in estimate on these remaining profitable contracts, our expected 2017 gross profit decreased by $13.7 million.

Goodwill and Long-Lived Asset Impairment, page 47

5.     We note that you changed your three reportable segments beginning in the third quarter of 2016. Please disclose the impact of this change on your determination of reporting units for purposes of goodwill impairment testing pursuant to ASC 350-20.

Response: We acknowledge the Staff's comment and are providing the following supplemental information.

Our determination of our reporting units for purposes of goodwill impairment testing was made in accordance with the following:

ASC 350-20-35-34, which states: a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.

ASC 350-20-35-45, which states: when an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs

350-20-35-39 through 35-40 shall be used to reassign assets and liabilities to the reporting units affected; however, goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach similar to that used when a portion of a reporting unit is to be disposed of (see paragraphs 350-20-40-1 through 40-7).

At the end of the second quarter of 2016, we had four reporting units (Global Power Division, Global Services Division, Construction and MEGTEC), which were unchanged since the spin-off from our former Parent company on June 30, 2015. Each of the four reporting units constituted businesses for which discrete financial information was reviewed by management of each reporting unit. With the change in the composition of our operating and reportable segments during the third quarter of 2016, we determined it was necessary to change our Global Power Division and Global Services Division reporting units (both of which were also operating segments) because they were no longer comprised of the same business components. The Construction and MEGTEC reporting units did not change as a result of the third quarter segment reorganization. We performed a qualitative goodwill impairment test on the Global Power Division and Global Services Divisions reporting units on June 30, 2016, the results of which did not indicate impairment.

During the third quarter of 2016, we reallocated the goodwill balances of the former Global Power Division and Global Services Divisions to the new Power and Renewable reporting units based on the relative fair value of each reporting unit. We performed our annual goodwill impairment test on the Power and Renewable reporting units after the third quarter reorganization. The results of the annual goodwill impairment test did not indicate impairment. We also concluded that reasonable changes in assumptions would not reduce the significant headroom between each reporting unit's estimated fair value and carrying value before or after the reorganization, and that disclosure of the change in the composition of our reporting units was not material to our 2016 interim or annual consolidated financial statements.

6.     We note that the Renewable segment’s fourth quarter results caused you to evaluate whether goodwill was impaired. You determined that the fair value of this reporting unit significantly exceeded its carrying value. Please help us better understand how you made this determination. Specifically please address your consideration of the $141.1 million in losses from changes in estimated revenues and costs to complete recorded in 2016 as well as your expectation that all of the renewable energy projects changes in estimates will negatively affect your 2017 results of operations by $27.9 million.

Response: We acknowledge the Staff's comment and are providing the following supplemental information.

We estimated the fair value of the Renewable reporting unit at the December 31, 2016 interim impairment test date under Step 1 of the goodwill impairment test using a discounted cash flow analysis under the income approach. Our estimate of the reporting unit's fair value was based on our forecast of the Renewable reporting unit's operations after taking into account the fourth quarter changes in contract estimates, including the impact of the $27.9 million decline in the trend of earnings compared to our 2016 third quarter forecast. Our updated forecast reflects our expectation that the technology, products and services provided by our Renewable business remain desired by the market, and as a result, we expect the Renewable business to return to profitability. Based on the results of the Step 1 impairment test at December 31, 2016, we determined it was not more likely than not that the Renewable segment's goodwill was impaired because the fair value of the Renewable reporting unit exceeded its carrying value by $114 million, which represented a $249 million decline in the fair value of the reporting unit since the annual impairment test on October 1, 2016.

Note 6 - Contracts and Revenue Recognition, page 70

7.     Of the $149.2 million decrease in estimates of percentage-of-completion contracts in 2016, it appears that $141.1 million is associated with the renewable energy contracts in Europe. Please tell us the specific facts and circumstances, including the related timing that caused these changes in estimates in regards to your renewable energy contracts in Europe. Please address each significant contract separately. We note that you also had $42.4 million in increases in estimates of percentage-of-completion contracts in 2016. Please expand your disclosures to also discuss these increases with specific identification of any significant individual contracts.

Response: We acknowledge the Staff's comment and are providing the following supplemental information.

Amounts we have disclosed in our Annual Report represent changes in estimates from approximately 2,000 contracts under the percentage-of-completion method during the year. Of the changes in contract estimates, approximately 260 were increases and approximately 140 were decreases. Of those changes in estimates, the largest changes were related to the European renewable energy projects that were described in our Annual Report. Of the remaining contracts, we determined no individual contract change in estimate was material for disclosure.

As disclosed in our Annual Report, we incurred $30.9 million in charges (net of $15.0 million of a probable insurance recovery) due to changes in the estimated costs to complete a European renewable energy contract during the second and third quarters of 2016. The changes in estimate on this contract related primarily to a piping design deficiency that required significant re-engineering, on-site rework and delivery delay. We put in place mitigation strategies to ensure resources being put on this original problem project would not cause issues on the other projects. In December 2016, we appointed new leadership to the Renewable segment, and upon further review of the other European renewable energy projects in the fourth quarter of 2016, it became apparent that the mitigation efforts were not effective. Our efforts to address this first project adversely impacted other European renewable entry projects due to the limited pool of internal and external resources available for these projects, such as engineering, procurement and construction, which in turn caused us to revise downward our estimates with respect to our other European renewable energy contracts in the fourth quarter of 2016. When we moved additional engineering and project resources to the first project, we created some moderate engineering delays on the other ongoing renewable energy projects. Because these projects were originally scheduled in sequence to use the many of the same internal and external resources, moderate delays on one project also affected other projects in the sequence. Accordingly, we incorporated these schedule delays and the related costs and liquidated damages on the European renewable energy projects, which resulted in the changes in estimates in the fourth quarter of 2016.

We appreciate your feedback on our financial reporting. Should you have any questions about our responses, please direct them to Dan Hoehn, Vice President, Controller & Chief Accounting Officer, at (330) 860-1770 or dwhoehn@babcock.com, or in his absence, me at (704) 625-4937 or jlapker@babcock.com.

Sincerely,

/s/ Jenny L. Apker
Jenny L. Apker
Senior Vice President and Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.

cc:    Nudrat Salik, Staff Accountant, SEC Division of Corporation Finance
Daniel W. Hoehn, Vice President, Controller and Chief Accounting Officer,
Babcock & Wilcox Enterprises, Inc.
J. André Hall, Senior Vice President, General Counsel and Corporate Secretary,
Babcock & Wilcox Enterprises, Inc.